CHARLES J. BAIR	VIA FEDEX AND EDGAR
(858) 550-6142
cbair@cooley.com

July 9, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:   Metabasis Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 0-50785

Dear Mr. Rosenberg:

Metabasis Therapeutics, Inc. (the “Company”) is in receipt of the comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated June 29, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 filed with the Commission on March 13, 2007 and May 4, 2007, respectively.

As previously indicated to the Staff by voicemail, the Company is hereby notifying the Commission of its intention to provide a response to the Comment Letter by Friday, July 27, 2007.  Please direct any comments or questions regarding this matter to me at (858) 550-6142.

Sincerely,

Cooley Godward Kronish LLP

/s/ Charles J. Bair

Charles J. Bair

cc:	Mark Brunhofer, Senior Staff Accountant
David F. Hale, Metabasis Therapeutics, Inc.
Paul K. Laikind, Ph.D., Metabasis Therapeutics, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Jason L. Kent, Esq., Cooley Godward Kronish LLP
John W. Beck, C.P.A., Metabasis Therapeutics, Inc.z

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM